Exhibit 5.2

New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell London LLP 5 Aldermanbury Square London EC2V 7HR	020 7418 1300 tel 020 7418 1400 fax

May 15, 2017

The Royal Bank of Scotland Group plc

RBS Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
United Kingdom

Ladies and Gentlemen:

We have acted as special United States counsel for The Royal Bank of Scotland Group plc (the “Company”), a public limited company organized under the laws of Scotland, in connection with (i) the Underwriting Agreement dated as of May 9, 2017 (the “Base Underwriting Agreement”) among the Company and the several underwriters listed in Schedule I to the Pricing Agreement (collectively, the “Underwriters”) under which the Underwriters have severally agreed to purchase from the Company $1,500,000,000 aggregate principal amount of its 3.498% Fixed Rate/Floating Rate Notes due 2023 and $1,500,000,000 aggregate principal amount of its Floating Rate Notes due 2023 (collectively, the “Notes”) and (ii) the Pricing Agreement dated as of May 10, 2017 (the “Pricing Agreement” and, together with the Base Underwriting Agreement, the “Underwriting Agreement”). The Notes are to be issued pursuant to the provisions of the Amended and Restated Indenture dated as of September 13, 2011 (the “Amended and Restated Indenture”), as amended and supplemented in respect of all series of senior debt securities issued thereunder, by the First Supplemental Indenture dated as of April 1, 2014 (the “First Supplemental Indenture”) and the Second Supplemental Indenture dated as of April 5, 2016 (the “Second Supplemental Indenture” and, together with the Amended and Restated Indenture and the First Supplemental Indenture, the “Base Indenture”), as supplemented by the Fourth Supplemental Indenture with respect to the Notes dated as of May 15, 2017 (the “Fourth Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), in each case between the Company and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”).

Davis Polk & Wardwell London LLP is a limited liability partnership formed under the laws of the State of New York, USA, and is authorised and regulated by the Solicitors Regulation Authority with registration number 566321.
Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

The Royal Bank of Scotland Group plc	2	May 15, 2017

We, as your counsel, have examined originals or copies of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

In rendering the opinions expressed herein, we have, without independent inquiry or investigation, assumed that (i) all documents submitted to us as originals are authentic and complete, (ii) all documents submitted to us as copies conform to authentic, complete originals, (iii) all documents filed with or submitted to the Commission through its Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system (except for required EDGAR formatting changes) conform to the versions of such documents reviewed by us prior to such formatting, (iv) all signatures on all documents that we reviewed are genuine, (v) all natural persons executing documents had and have the legal capacity to do so, (vi) all statements in certificates of public officials and officers of the Company that we reviewed were and are accurate and (vii) all representations made by the Company as to matters of fact in the documents that we reviewed were or otherwise made to us by the Company and are accurate.

Based upon the foregoing and subject to the additional assumptions and qualifications set forth below, we advise you that, in our opinion, assuming that the Notes have been duly authorized, executed and delivered by the Company insofar as Scots law is concerned, the Notes, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters pursuant to the Underwriting Agreement, will constitute valid and binding obligations of the Company, enforceable in accordance with their terms.

In connection with the opinion expressed above, we have assumed that the Company validly exists as a public limited company under the laws of Scotland.

Our opinion is subject to (i) the effects of applicable bankruptcy, insolvency and similar laws affecting the enforcement of creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability and (ii) possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights.

We express no opinion with respect to the provisions in the Notes relating to the acknowledgement of and consent to the exercise of any U.K. bail-in power (as defined therein) or Section 4.01 of the Fourth Supplemental Indenture.

We are members of the Bar of the State of New York, and we express no opinion as to the laws of any jurisdiction other than the laws of the State of New York and the federal laws of the United States. Insofar as the foregoing opinion involves matters governed by Scots law, we have relied, without independent inquiry or investigation, on the opinion of CMS Cameron McKenna LLP, special legal counsel in Scotland for the Company, dated as of May 15, 2017, to be filed on Form 6-K concurrently with this opinion.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended.

Very truly yours,

/s/ Davis Polk & Wardwell London LLP
Davis Polk & Wardwell London LLP